Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports second quarter results, further contracting progress and the continued execution of strategy to support global clean-air transition

Saskatoon, Saskatchewan, Canada, July 28, 2021 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2021 in accordance with International Financial Reporting Standards (IFRS).

“Our second quarter results reflect the continued execution of our strategy and the proactive decisions to suspend production to protect the health and safety of our workers, their families and their communities,” said Tim Gitzel, Cameco’s president and CEO. “We are not at the regular tier-one run rate of our business. We are taking the steps we believe are necessary, including investing in digital and automation technologies, to support the restart of our tier-one assets to create a more flexible asset base that will allow us to align our production decisions with our contract portfolio commitments and opportunities, allow us to eliminate the care and maintenance costs incurred while our tier-one production is suspended, and to benefit from the very favourable life-of-mine economics our tier-one assets provide.

“Despite the near-term costs of our strategy and associated with the precautionary production suspensions at Cigar Lake, we have a strong balance sheet. We ended the quarter with about $1.2 billion dollars in cash. We also successfully added an additional 7 million pounds U3O8 to our long-term sales contract portfolio, bringing the total contracted so far in 2021 to 16 million pounds.

“We are excited about the future of nuclear power generation, about the fundamentals of uranium supply and demand and about the prospects for our company and remain committed to our tier-one strategy and to our vision. Globally, we see demand for both traditional and non-traditional uses of nuclear power growing as the increasing focus on electrification while phasing out carbon intensive sources of energy continues to take hold.

“Our vision to energize a clean-air world recognizes that we have an important role to play in enabling the vast reductions in greenhouse gas emissions required to accomplish the targets being set by countries and companies around the world to achieve a resilient, net-zero carbon economy. We are vertically integrated across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other emerging and non-traditional opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions, such as our investment in Global Laser Enrichment LLC and the memorandum of understanding signed with GE Hitachi Nuclear Energy and Global Nuclear Fuel-Americas to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world.

“We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Sustainability is at the heart of what we do. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

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Q2 net loss of $37 million; Q2 adjusted net loss of $38 million: Results are driven by normal quarterly variations in contract deliveries and our continued execution of our strategy. This quarter was also impacted by additional care and maintenance costs of $8 million resulting from the proactive suspension of production at the Cigar Lake mine for about four months until its restart in mid-April. While production was suspended, we kept and continued to pay all our employees. These costs were offset by the receipt of $9 million from the Canadian Employment Wage Subsidy for the quarter. Adjusted net earnings is a non-IFRS measure, see page 3.

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Cigar Lake restarted and 2021 outlook updated: We safely resumed production at Cigar Lake following the evacuation of non-essential personnel at the beginning of July due to the proximity of a forest fire. We expect to produce up to 12 million pounds on a 100% basis in 2021, provided there are no further disruptions due to COVID-19, forest fires or any other cause. We have updated our 2021 consolidated outlook, including for our uranium segment. See Outlook for 2021 in our second quarter MD&A.

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Contracting continues: In addition to the 9 million pounds U3O8 in long-term sales contracts finalized and executed in April and reported in our first quarter MD&A, we added an additional 7 million pounds which had been under negotiation, bringing the total volume contracted so far in 2021 to 16 million pounds. Negotiations continue on the business opportunities remaining in our pipeline. Contracting is undertaken in accordance with the framework outlined in the Strategy in action section of our second quarter MD&A and is not tied to a year-end or quarter-end.

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Strong balance sheet: As of June 30, 2021, we had $1.2 billion in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2021, therefore, we do not anticipate drawing on our credit facility this year.

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Clean-energy innovation: On July 7, 2021, we announced we signed a memorandum of understanding with GE Hitachi Nuclear Energy and Global Nuclear Fuel-Americas to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020	CHANGE	2021	2020	CHANGE
Revenue	359	525	(32)%	649	871	(25)%
Gross profit (loss)	12	(14)	>100%	(28)	21	>(100)%
Net losses attributable to equity holders	(37)	(53)	30%	(42)	(72)	42%
$ per common share (basic)	(0.09)	(0.13)	29%	(0.10)	(0.18)	44%
$ per common share (diluted)	(0.09)	(0.13)	29%	(0.10)	(0.18)	44%
Adjusted net losses (non-IFRS, see page 3)	(38)	(65)	42%	(67)	(36)	(86)%
$ per common share (adjusted and diluted)	(0.10)	(0.16)	38%	(0.17)	(0.09)	(89)%
Cash provided by (used in) operations (after working capital changes)	152	(316)	>100%	197	(134)	>100%

The financial information presented for the three months and six months ended June 30, 2020 and June 30, 2021 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the second quarter and first six months of 2021, compared to the same period in 2020.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2020	(53)	(65)	(72)	(36)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Lower sales volume	12	12	8	8
	Higher realized prices ($US)	5	5	9	9
	Foreign exchange impact on realized prices	(32)	(32)	(41)	(41)
	Lower (higher) costs	23	23	(38)	(38)

	Change – uranium	8	8	(62)	(62)

Fuel services	Lower sales volume	(1)	(1)	(5)	(5)
	Higher realized prices ($Cdn)	11	11	15	15
	Lower costs	2	2	—	—

	Change – fuel services	12	12	10	10

	Lower (higher) administration expenditures	(4)	(4)	19	19
	Lower exploration expenditures	—	—	3	3
	Change in reclamation provisions	17	—	33	—
	Higher earnings from equity-accounted investee	1	1	7	7
	Change in gains or losses on derivatives	(25)	7	49	2
	Change in foreign exchange gains or losses	6	6	(44)	(44)
	Canadian Emergency Wage Subsidy in 2021	9	9	21	21
	Change in income tax recovery or expense	(9)	(13)	(1)	18
	Other	1	1	(5)	(5)

	Net losses – 2021	(37)	(38)	(42)	(67)

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2021 and compares it to the same periods in 2020.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2021	2020	2021	2020
Net losses attributable to equity holders	(37)	(53)	(42)	(72)

Adjustments
Adjustments on derivatives	(9)	(41)	(18)	29
Reclamation provision adjustments	6	23	(16)	17
Income taxes on adjustments	2	6	9	(10)

Adjusted net losses	(38)	(65)	(67)	(36)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

				THREE MONTHS			SIX MONTHS
				ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS				2021	2020	CHANGE	2021	2020	CHANGE
Uranium	Production volume (million lbs)			1.3	—	n/a	1.3	2.1	(38)%
	Sales volume (million lbs)			6.0	9.2	(35)%	11.0	15.2	(28)%
	Average realized price	($US/lb	)	33.56	32.99	2%	32.97	32.36	2%
		($Cdn/lb	)	41.70	46.13	(10)%	41.41	44.28	(6)%
	Revenue ($ millions)			252	426	(41)%	457	674	(32)%
	Gross loss ($ millions)			(26)	(34)	24%	(91)	(29)	>(100)%
Fuel services	Production volume (million kgU)			3.6	2.7	33%	7.6	6.4	19%
	Sales volume (million kgU)			3.1	3.2	(3)%	5.7	6.3	(10)%
	Average realized price	($Cdn/kgU	)	32.57	28.95	13%	32.26	29.43	10%
	Revenue ($ millions)			100	92	9%	184	186	(1)%
	Gross profit ($ millions)			36	24	50%	63	53	19%

Management’s discussion and analysis and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2021, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2020, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property Cigar Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101:

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: the expected benefits to us associated with a restart of our tier-one assets; our views about the future of nuclear power generation, uranium supply and demand, our long-term contracting portfolio, our prospects, strategy and vision, exploring emerging and non-traditional fuel cycle opportunities, and not drawing upon our credit facility this year; our views about the future growth in demand for traditional and non-traditional uses of nuclear power and the factors causing the anticipated growth, and our role in the reduction of greenhouse gas emissions; our intention to address environmental, social and governance risk and opportunities that we believe will make our business sustainable over the long term; Cigar Lake 2021 expected uranium production; the intention of GE Hitachi Nuclear Energy, Global Nuclear Fuel-Americas and Cameco to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world; and the expected date for future announcement of financial results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that Canada Revenue Agency (CRA) will not return all or substantially all of the cash and security that has been paid or otherwise secured by us in a timely manner, or at all; that we may be unable to successfully manage the uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruption to our operations, workforce, required supplies or services, and ability to produce, transport and deliver uranium; that our Cigar Lake production plans do not succeed for any reason, including forest fires; the risk that GE Hitachi Nuclear Energy, Global Nuclear Fuel-Americas and Cameco will not be successful in advancing the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk of incurring higher care and maintenance costs than expected; a major accident at a nuclear power plant; changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: our ability to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing and financial risks successfully; uranium demand, supply, consumption, long-term contracting, prices, our prospects, and growth in the demand for and global public acceptance of nuclear energy; societal objectives for electrification and decarbonization; the continuing pursuit of carbon reduction strategies by governments and companies and the role of nuclear power in the pursuit of those strategies; that GE Hitachi Nuclear Energy, Global Nuclear Fuel-Americas and Cameco will be able to collaborate successfully to advance the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world; our production, purchases, sales, deliveries and costs; that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; and our ability to announce future financial results when expected.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Wednesday, July 28, 2021, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 28, 2021, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 7329)

2021 third quarter report release date

We expect to announce our 2021 third quarter consolidated financial and operating results before markets open on October 29, 2021.

Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com